Code Green Apparel Corp.

31642 Pacific Coast Highway, Ste 102

Laguna Beach, CA 92651

April 11, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	Code Green Apparel Corp.
Registration Statement on Form S-1
Filed November 13, 2015
File No. 333-206089

Dear Mr. Reynolds:

The letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Code Green Apparel Corp. (the “Company”, “we” or “us”) dated February 12, 2016.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

General

1.	We note your response to comment 1. As previously requested, please provide us with your calculations of how you determined the number of shares outstanding held by affiliates of the company and non-affiliates of the company. We may have further comment.

Response:

As the Staff is aware, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. A person is generally presumed to have ‘control’ over an issuer if they beneficially own more than 9.99% of the issuer’s securities.

Mr. John Reynolds

April 11, 2016

Based on that definition, the Company’s only affiliates are George J. Powell and Thomas H. Witthuhn, the two officers and directors of the Company. Mr. Powell beneficially owns 89,115,016 shares of common stock and Mr. Witthuhn beneficially owns 10,000,000 shares of common stock. As such, out of the 371,349,646 outstanding shares of the Company, 99,115,016 are held by affiliates and the remaining 272,234,630 shares are held by non-affiliates.

On a side note, the 47,691,146 shares which we stated were in our public float in prior comment 1, represents the number of free trading shares held in DTC’s street name (CEDE & CO).

Cover page

2.	Please revise your cover page to indicate the fixed price the shares will be sold at.

We have revised the cover page and the other sections of the filing which discussed the fixed price per share to actually refer to the fixed price of $0.037 per share.

Selling Security Holders, page 11

3.	Please revise to indicate the number of outstanding shares, along with the date for the outstanding shares, used to compute the percentages in the selling shareholder table.

Response:

We have revised the selling security holders table with the information you have requested.

Employees, page 19

4.	We note you statement that “Outside of the CEO, the Company does not have any employees.” We also note that Mr. Thomas Witthuhn is your Chief Operating Officer. Please revise or advise as appropriate.

Response:

We have updated the registration statement to clarify that we have two employees.

Mr. John Reynolds

April 11, 2016

Executive Compensation, page 32

5.	Please revise to update your executive compensation disclosure through the period ending December 31, 2015.

Response:

We have updated the registration statement with executive compensation disclosures through December 31, 2015.

Security Ownership of Certain Beneficial Owners and Management, page 32

6.	Please revise to provide the beneficial ownership information for Mr. Thomas Witthuhn.

Response:

Notwithstanding the fact that we believe that Mr. Witthuhn’s beneficial ownership information was included in the last filing, we have moved Mr. Witthuhn’s name up in the table and clarified the total beneficial ownership of officers and directors of the Company consistent with Item 403 of Regulation S-K.

7.	Please revise to provide the beneficial ownership information for the holders of the Series A Preferred Stock and the Series B Convertible Preferred Stock. See Item 403 of Regulation S-K.

Response:

We have updated the beneficial ownership table with information regarding the Series A Preferred Stock and Series B Convertible Preferred Stock as required by Item 403 of Regulation S-K.

Index to Financial Statements, page F-1

8.	Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and relevant disclosures in the next amendment.

Response:

The amended Registration Statement filing has been updated to include audited financial statements for the year ended December 31, 2015 in accordance with Rule 8-08 of Regulation S-X.

Mr. John Reynolds

April 11, 2016

Part II

Recent Sales of Unregistered Securities, page 34

9.	We note that you indicate in the prospectus that there are 40,000 shares of your Series B Convertible Preferred Stock outstanding. It appears that you have not addressed the December 7, 2015 Exchange Agreement with Dr. Scheffrey which covered the issuance of 40,000 shares of Series B Convertible Preferred Stock. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of the 40,000 shares of Series B Convertible Preferred Stock or advise us why the disclosure is not required.

Response:

We have updated this section to include all transactions required by Item 701 of Regulation S-K.

10.	We note your response to comment 16 and we reissue it in part. Please revise to indicate the exemption from registration claimed for each of the noted transactions.

Response:

We have reorganized this section for readability purposes and updated to clarify each exemption from registration relied upon.

Signatures, page 38

11.	Please have the registration statement signed by a majority of the directors. See Instructions to Signatures on Form S-1.

Response:

We have updated the registration statement to include signatures of a majority of our directors.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

/s/ George Powell

George Powell

Chief Executive Officer